FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	English Translation of letter to the National Securities Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange, dated February 12, 2008, regarding the appointment of an information monitor by the Argentine Commercial Court

Item 1

Buenos Aires, February 12, 2008

To the

Buenos Aires Stock Exchange

Dear Sirs,

Re.: Information Monitor Appointment

In my capacity as Chairman of the Board of Directors of Telecom Argentina S.A. (“the Company”), I hereby inform you that yesterday we received notice of a precautionary measure issued by the National Court of Original Jurisdiction in Commercial Matters No. 16, Secretary No. 32, which consists in the appointment of an Observer for the term of two months in the company group integrated by Sofora Telecomunicaciones S.A., Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A. and their subsidiaries.

It is the duty of this Information Monitor, who has observer’s rights, to duly inform the Court so that it can determine if, as a result of Telefónica S.A. entering into the Telco S.p.A. consortium, objective risks of conflicts of interest could arise in decision making by Telecom Argentina S.A. and their subsidiaries.

The precautionary measure was requested by Mr. Gerardo Werthein and others.

The Company’s legal advisers are reviewing the effects and scope of the measure and we will timely provide further information on this issue, if necessary.

Sincerely,

Carlos A. Felices
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: February 12, 2008	By:	/s/ Carlos Alberto Felices
	Name:	Carlos Alberto Felices
	Title:	Chairman of the Board of Directors